UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

CommonWealth REIT

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203233101

(CUSIP Number)

Jonathan D. Wasserman, Esq.

EGI-CW Holdings, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

With a Copy to:

David Fox, Esq.

Thomas W. Christopher, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 203233101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON EGI-CW Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%*
14	TYPE OF REPORTING PERSON OO

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,105 shares of beneficial interest outstanding as of February 24, 2014, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

SCHEDULE 13D

CUSIP No. 203233101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON EGI Fund (11-13) Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%*
14	TYPE OF REPORTING PERSON OO

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,105 shares of beneficial interest outstanding as of February 24, 2014, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

SCHEDULE 13D

CUSIP No. 203233101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Chai Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,047,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,047,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,047,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%*
14	TYPE OF REPORTING PERSON OO; HC

*	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,105 shares of beneficial interest outstanding as of February 24, 2014, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

SCHEDULE 13D

CUSIP No. 203233101	Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer”). The address of the Issuer’s principal executive offices is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Certain entities (the “Corvex/Related Persons”) affiliated with Corvex Management LP (“Corvex”) and Related Real Estate Recovery Fund, L.P. (“Related”) have filed a separate Schedule 13D reporting beneficial ownership of Shares (the “Corvex/Related Shares”). The Reporting Persons assume no responsibility for the information contained in such Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Schedule is being filed by the following beneficial owners of Shares: EGI-CW Holdings, L.L.C., a Delaware limited liability company (“EGI-CW”); EGI Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“EGI 11-13”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). EGI-CW, EGI 11-13 and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of each Reporting Person is investments.

The Reporting Persons have entered into a joint filing agreement, dated as of March 27, 2014, a copy of which is attached hereto as Exhibit 99.1.

EGI 11-13 is the sole member of EGI-CW. The officers of EGI-CW and EGI 11-13 are as follows:

Samuel Zell	President. Mr. Zell is the Chairman of the Equity Group Investments division of Chai Trust (“EGI”).
William C. Pate	Vice President. Mr. Pate is a managing director of EGI.
Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI.
Jonathan D. Wasserman	Vice President. Mr. Wasserman is Chief Legal Officer of EGI.

Chai Trust is the managing member of EGI 11-13. The officers and senior managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust.
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
JoAnn Zell	Senior Managing Director of Chai Trust. Ms. Zell is a physician.
Matthew Zell	Senior Managing Director of Chai Trust. Mr. Zell is a Managing Director of EGI.
Robert M. Levin

Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North

LaSalle Street, Suite 3800, Chicago, Illinois 60602.

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is Vice President—Taxes of EGI.
Philip G. Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI.
Jonathan D. Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI.

The business address of Samuel Zell, William C. Pate, Philip G. Tinkler, Jonathan D. Wasserman, Donald J. Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Robert M. Levin, James Bunegar and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d),(e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 203233101	Page 6 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 11, 2014, EGI-CW entered into an agreement (the “C/R Agreement”) with Corvex and Related, pursuant to which, inter alia, (A) Corvex has granted to EGI-CW an option (the “Corvex Option”) to purchase from Corvex (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24; and (B) Related has granted to EGI-CW an option (the “Related Option” and, together with the Corvex Option, the “Options”) to purchase from Related (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24. The C/R Agreement is incorporated herein by reference to Exhibit 32 of the Amendment 15 to Schedule 13D filed with the SEC by Corvex and Related on February 11, 2014.

Pursuant to the C/R Agreement, each of the Options may be exercised by EGI-CW in whole or in part, at any time and from time to time, (i) commencing on the date that is the earliest of (w) the date immediately following the date of the approval of the proposal, set forth in the consent solicitation filed with the SEC by Corvex and Related on March 13, 2013 (as amended), to remove all of the Trustees of the Issuer (the “Removal Proposal”) by the Issuer’s shareholders in the related consent solicitation, (x) the date that is eight business days prior to the announced or anticipated expiration of any Qualified Tender Offer or the announced or anticipated closing of any Qualified Sale Transaction, (y) the date that is five business days prior to the date on which Corvex or Related propose to sell, dispose of or otherwise transfer more than 5% of the Shares it beneficially owned as of the date of the C/R Agreement to a person or entity that is not an affiliate thereof (provided that Corvex and Related shall give EGI-CW written notice on such fifth business day prior to such sale, disposition or transfer), and (z) the date on which Corvex and Related first publicly announce that they do not intend to continue to pursue the replacement of the current board of trustees of the Company (the “Board”), or if earlier, the date on which they cease all meaningful efforts to replace the current Board, and (ii) continuing until the 60th calendar day following the date on which the slate of nominees (the “Slate”), including Mr. Samuel Zell and Mr. David Helfand, is duly elected by the shareholders of the Issuer, Mr. Zell is duly elected as Chairman of the Board of the Issuer and Mr. Helfand is duly appointed Chief Executive Officer of the Issuer (collectively, the “New Board Election”) and all court, arbitral and other challenges to such elections and appointment have been finally and favorably resolved in favor of the Slate, Mr. Zell and Mr. Helfand, respectively (the “Option Period”). The Options will terminate at the earliest of (i) the expiration of the Option Period and (ii) at such time as (x) either of the nominee agreements entered into by each of Mr. Zell and Mr. Helfand is terminated pursuant to its terms or (y) a Qualified Tender Offer or Qualified Sale Transaction is consummated. “Qualified Tender Offer” means any tender or exchange offer by any person for at least a majority of the outstanding Shares. “Qualified Sale Transaction” means any merger or consolidation transaction involving the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The response to Item 3 is incorporated herein by reference.

The Reporting Persons intend to engage in discussions with the Issuer, management, the board of trustees, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer, management, the board of trustees, other stockholders and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Issuer, selling some or all of their beneficial or economic holdings, assigning a portion of their options to acquire Shares, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 203233101	Page 7 of 10 Pages

Pursuant to the C/R Agreement, Messrs. Zell and Helfand expect to be nominated by the Corvex/Related Persons for election as trustees of the Issuer at the special meeting of the shareholders of the Issuer. Messrs. Zell and Helfand also expect to be nominated by the Corvex/Related Persons for election as trustees of the Issuer at the annual meeting of the shareholders scheduled for June 13, 2013 (as reported by the Issuer’s on Form 8-K filed with the SEC on November 25, 2013).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 118,403,105 shares of beneficial interest of the Company outstanding as of February 24, 2014, as reported as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

The Reporting Persons may be deemed to be the beneficial owner of 4,047,618 Shares (representing approximately 3.42% of the Issuer’s outstanding Shares).

Since entering into the C/R Agreement, the Reporting Persons and the Corvex/Related Persons have consulted with each other in connection with their respective investments in the Shares. The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with the Corvex/Related Persons. Each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended, (the “Exchange Act”) of all of the Corvex/Related Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates is the beneficial owner of any of such Corvex/Related Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 5 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Chai Trust or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 203233101	Page 8 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, except for the R/C Agreement (incorporated herein by reference to Exhibit 32 of Amendment 15 to Schedule 13D filed with the SEC by Corvex and Related on February 11, 2014) and the nominee agreements described in Item 3 above.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Trading data.

SCHEDULE 13D

CUSIP No. 203233101	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014

EGI-CW HOLDINGS, L.L.C.

By:	/s/ Jonathan D. Wasserman
	Name:	Jonathan D. Wasserman
	Title:	Vice President

EGI FUND (11-13) INVESTORS, L.L.C.

By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler
	Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler
	Title:	Chief Financial Officer

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of March 27, 2014, among EGI-CW Holdings, L.L.C., EGI Fund (11-13) Investors, L.L.C. and Chai Trust Company, LLC.

Exhibit 99.2	Trading data.